Exhibit 99.4

FORM OF LETTER TO CLIENTS OF BROKERS AND OTHER NOMINEES

ICECURE MEDICAL LTD.

NON-TRANSFERABLE RIGHTS TO PURCHASE UP TO 10,000,000 UNITS, REPRESENTING UP TO 10,000,000 ORDINARY SHARES AND WARRANTS TO PURCHASE UP TO 10,000,000 ORDINARY SHARES OR PRE-FUNDED WARRANTS TO PURCHASE UP TO 10,000,000 ORDINARY SHARES AND WARRANTS TO PURCHASE UP TO 10,000,000 ORDINARY SHARES

THE RIGHTS ARE EXERCISABLE UNTIL 5:00 P.M., NEW YORK CITY TIME,

ON JULY 28, 2025, SUBJECT TO EXTENSION.

[●], 2025

To Our Clients:

We are sending this letter to you because we hold ordinary share, no par value per share (the “Ordinary Share”) of IceCure Medical Ltd., a company incorporated under the laws of the State of Israel (the “Company”), for you. The Company has commenced a rights offering (the “Rights Offering”) of up to an aggregate of 10,000,000 units (a “Unit”) consisting of one Ordinary Share and one warrant to purchase an Ordinary Share (the “Warrant”) at a subscription price of $1.00 per whole Unit (the “Subscription Price”) pursuant to the exercise of non-transferable subscription rights (the “Rights”) distributed to all holders of record of Ordinary Shares (the “Record Holders”). The Rights are described in the Company’s prospectus, dated [●], 2025 (as the same may be amended, the “Prospectus”). In lieu of receiving an Ordinary Share in a Unit, a holder whose ownership would exceed 4.99% (or, at the holder’s election, 9.99%) of the Company’s outstanding Ordinary Shares following the Rights Offering may elect to receive one pre-funded warrant to purchase one Ordinary Share (the “Pre-Funded Warrant”) in lieu of one Ordinary Share and the Subscription Price per Unit, consisting of one Pre-Funded Warrant and one Warrant, for any such electing investor will be reduced to $0.9999 (which equals the Subscription Price per Unit consisting of one Ordinary Share and one Warrant, less the $0.0001 exercise price for each Pre-Funded Warrant).

The Company has distributed one Right for each Ordinary Share that such Record Holder owned at 5:00 p.m., New York City time, on July 9, 2025 (such time, the “Record Date”). Each Right entitles the Record Holder to purchase 0.1703 of a Unit (the “Basic Subscription Right”). Record Holders who exercise their Basic Subscription Right in full may also subscribe for additional Units that remain unsubscribed at the Expiration Date at the same Subscription Price (such Units, the “Unsubscribed Units”), subject to availability (the “Over-Subscription Right”).

There is no minimum number of Units any Record Holder must purchase, but Record Holders may not purchase fractional Units. Because each Right entitles the holder to purchase only 0.1703 of a Unit, shareholders must exercise at least six Rights to be eligible to receive one whole Unit. If the number of Rights exercised by the Record Holder thereof would otherwise permit such Record Holder to purchase a fraction of a Unit, the number of Units that such Record Holder may purchase will be rounded down to the nearest whole Unit. Any excess subscription payments received by Broadridge Corporate Issuer Solutions, LLC (the “Subscription Agent”) will be returned, without interest or penalty, as soon as practicable after the termination or closing of the Rights Offering.

Each Record Holder will be required to submit payment in full for all the Units it wishes to buy with its Basic Subscription Right and its Over-Subscription Right. Because the Company will not know the total number of Unsubscribed Units prior to the Expiration Date, if a Record Holder wishes to maximize the number of Units it may purchase pursuant to his Over-Subscription Right(s), such Record Holder will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of Units available to the such Record Holder, assuming that no Record Holders other than such Record Holder purchases any Units pursuant to the Basic Subscription Right and Over-Subscription Right.

If you wish to exercise your Over-Subscription Right, you should indicate the number of additional Units you would like to subscribe for in the space provided on the enclosed instructions. When you send in that information, you must also send the full purchase price for the number of additional Units that you have requested (in addition to the payment due for Units purchased through your Basic Subscription Right).

To the extent the Record Holders properly exercise their Over-Subscription Rights for an aggregate amount of Units that is less than the number of the Unsubscribed Units, each Record Holder will be allocated the full number of Unsubscribed Units for which each such Record Holder actually paid in connection with the Over-Subscription Right. The remaining Units will be allocated among all other Record Holders exercising the Over-Subscription Right on a pro rata basis in proportion to their respective Basic Subscription Rights.

If an insufficient number of Unsubscribed Units is available to fully satisfy all of the proper Over-Subscription Right requests, the available Unsubscribed Units will be prorated among those Record Holders who properly exercised Over-Subscription Rights in proportion to their respective Basic Subscription Rights. To the extent you properly exercise your Over-Subscription Right for an amount of Units that exceeds the number of unsubscribed Units available to you, any excess subscription payment received by the Subscription Agent will be returned to you, without interest or penalty, as soon as practicable after the termination or closing of the Rights Offering. We are (or our nominee is) the Record Holder of the Ordinary Shares held by us for your account. We can exercise your Rights only if you instruct us to do so.

We have enclosed your copy of the Prospectus and corresponding subscription instructions.

The Rights will expire if not exercised prior to 5:00 p.m., New York City time, on July 28, 2025 (such time, the “Expiration Date”), subject to extension in the Company’s sole discretion. Any Rights not exercised prior to the Expiration Date will expire and will have no value. Any subscription for Units made in the Rights Offering cannot be revoked, changed or cancelled.

The materials enclosed are being forwarded to you as the beneficial owner of the Ordinary Shares carried by us in your account but not registered in your name. Exercises of Rights may be made only by us as the Record Holder and pursuant to your instructions. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any Units to which you are entitled pursuant to the terms and subject to the conditions set forth in the Prospectus. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering prior to the Expiration Date.

If you wish to have us, on your behalf, exercise the Rights for any Units to which you are entitled, please so instruct us by completing, executing and returning to us the “Beneficial Owner Election Form” included herewith.

If you have any questions concerning the Rights Offering, you should contact your broker and/or nominee. For other questions regarding the details of the offer, you can contact Broadridge Corporate Issuer Solutions, LLC, the Information Agent, by telephone ((888) 789-8409) or by email (shareholder@broadridge.com).

Very truly yours,

[Name of Broker/Nominee]

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